Metallica Resources Inc
2003 Annual Report

Corporate Profile

Metallica Resources Inc. will continue to deliver value to its shareholders through the acquisition and development of both precious and base metal properties. It is proactive in this pursuit throughout the Americas and selective to it elsewhere in the world. Metallica manages its business risk by pursuing projects in politically stable countries that are amenable to mineral development. It targets projects where a mineral resource is known to exist or is strongly indicated by surface samples, proximity to known deposits, or occurrences along favorable geologic trends.

Metallica is an emerging gold and silver producer with two quality assets. The Cerro San Pedro gold and silver project in Mexico is currently under construction and will result in Metallica becoming a precious metals producer in the fourth quarter of 2004. In addition to the Cerro San Pedro project, Metallica has a 100% interest in the El Morro copper-gold project in Chile, which has the potential to become a world-class copper-gold mine. Metallica will continue its aggressive pursuit of new growth opportunities during 2004.

Annual General Meeting

The annual general meeting of shareholders is scheduled to be held at 4:00 p.m. on Thursday, June 10, 2004, at The Ontario Club, Commerce Court South, Toronto, Ontario, Canada. All shareholders are invited to attend.

Table of Contents

2003 Highlights	1
To Our Shareholders	2
Cerro San Pedro Project	4
El Morro Project	8
Exploration	11
Financial Review Table of Contents	12

All dollar amounts are in U.S. dollars unless otherwise noted.

2003 HIGHLIGHTS

•	Raised Cdn$100 million in equity financings

•	Purchased Glamis’ 50% interest in the Cerro San Pedro project

•	Commenced project development activities at the Cerro San Pedro project

•	Obtained American Stock Exchange listing

•	Increased share price by 86%

•	Increased market capitalization by 386%

To Our Shareholders

The year 2003 was a pivotal year in the history of Metallica, a year that sets the stage for Metallica to make the transition from an exploration and development company to that of a low-cost gold and silver producer. In February 2003, Metallica announced the acquisition of Glamis Gold Ltd.’s (“Glamis”) 50% ownership of the Cerro San Pedro project in Mexico, which resulted in Metallica owning 100% of the project. Twelve months later, construction commenced at the Cerro San Pedro project and the first gold pour is scheduled for the fourth quarter of 2004.

In order to achieve these accomplishments, Metallica raised Cdn$100 million in two equity financings during the year. These financings have allowed your Company to:

•	Complete the acquisition of Glamis’ 50% interest in Cerro San Pedro.

•	Have the financial capabilities to complete Cerro San Pedro construction and mine startup.

•	Purchase the production royalty that was retained by Glamis as part of the sale of its interest in Cerro San Pedro.

Additionally, the financings have allowed the Company to go forward with no debt or hedging requirements on its future production.

Metallica’s share price rose 86% during the year, while its shares outstanding increased 161% and its market capitalization rose 386%. During this same time period, the gold price rose 20%.

The events at Cerro San Pedro have clearly been the focal point of 2003 for Metallica; however, it is important to note that Noranda Inc. (“Noranda”) made the last option purchase payment on the El Morro project in Chile. This gives Metallica 100% ownership of this project, subject to royalties retained by underlying landowners and Noranda’s right to earn a 70% interest in the project. Metallica also continued its never-ending quest for new growth opportunities for the Company.

Outlook for 2004 and Beyond

The primary objectives of the Company in 2004 are to complete the construction of the Cerro San Pedro project and have its first gold pour in the fourth quarter of the year. Additionally, Noranda has announced an 8,000-meter drilling program on the El Morro project beginning in the fourth quarter of 2004. With the funding in place to complete the Cerro San Pedro project and Noranda’s renewed activity at El Morro, management is focusing on the identification and pursuit of new growth opportunities for the Company, both through exploration and acquisition. The Company is adequately funded for these endeavors, which will be carried out throughout the Americas.

Metallica’s management is excited about the future of the Company and its prospects for adding shareholder value during the coming year.

Cerro San Pedro, Mexico

In February 2003, Metallica announced that it had entered into an agreement to purchase Glamis’ 50% interest in the Cerro San Pedro gold and silver project located in central Mexico. Metallica already owned 50% of the project. The purchase agreement called for Metallica to pay Glamis $18 million in a series of payments. Glamis also retained a production royalty when gold prices exceed $325 per ounce.

As part of the Cerro San Pedro acquisition, Metallica completed a Cdn$15.2 million equity financing in March 2003. This financing allowed Metallica to make $7 million of cash payments owed to Glamis during 2003 and provided the Company with sufficient working capital to advance the project to the construction-ready stage.

In September 2003, Metallica announced the completion of the updated Cerro San Pedro Feasibility Study. This Feasibility Study indicated an estimated capital cost of $28.2 million with a working capital provision of $3 million. In December 2003, Metallica closed a Cdn$85.1 million equity financing. Proceeds from this financing will be used for construction of the Cerro San Pedro project, to satisfy cash flow requirements during the initial months of the project, and to provide for a strong corporate balance sheet. With these funds in hand, Metallica moved forward in retaining both the mining and construction contractors. Additionally, in early 2004, Metallica announced it had paid its remaining obligations to Glamis under the purchase agreement and bought back the production royalty from Glamis for $7.25 million.

The Cerro San Pedro project is located approximately 20 kilometers from the city of San Luis Potosí and enjoys superb infrastructure and services. Using open-pit mining methods and a run-of-mine heap leaching extraction process, the project is forecast to have annual production averaging 90,500 ounces of gold and 2.1 million ounces of silver per year, or approximately 122,800 ounces of gold equivalent per year when using a silver-to-gold ratio of 65:1. The mineral reserves are estimated at 61.1 million tonnes grading 0.59 grams of gold and 24.0 grams of silver per tonne at a waste-to-ore ratio of 1.2:1, using gold and silver prices of $325 and $4.62 per ounce, respectively. This equates to approximately 1.2 million ounces of gold and 47.1 million ounces of silver, or approximately 1.9 million ounces of gold equivalent when using a silver-to-gold ratio of 65:1. The cash operating cost per ounce of gold produced, when using the silver as a credit against the operating cost, is $150 per ounce of gold at a silver price of $6.15 per ounce and $141 per ounce of gold at a silver price of $6.54 per ounce. At current metal prices, the Company is re-examining the mining and processing plan with a view towards increasing the reserves and the life of the operation from its currently estimated 8.3-year mine life. This study is expected to be completed in mid-2004.

El Morro, Chile

Noranda spent approximately $1 million on the El Morro project in 2003 and has budgeted approximately $1.7 million in 2004, which will include approximately 8,000 meters of additional drilling directed principally at the La Fortuna deposit. Drilling is scheduled to start in the fourth quarter of 2004, which coincides with the Andean summer. Included in the $1 million spent by Noranda in 2003 was a final $500,000 payment to BHP Minerals. With the completion of this payment, Metallica now controls 100% of the mineral rights, subject to royalties retained by BHP Minerals and one other former landowner. Noranda has the option to earn a 70% interest in the project; however, prior to earning this interest it must pay Metallica $10 million by September 14, 2005 or lose its option on the property. In the event that Noranda does not make the $10 million payment, Metallica will have 100% ownership of a project that currently has total inferred resources of approximately 7.7 million ounces of gold and 6.7 billion pounds of copper, with significant exploration upside. Noranda is also required to provide Metallica with a bankable feasibility study for the project by September 2007 and must finance 70% of Metallica’s 30% share of the capital required to construct the project should Metallica request it.

Other Activities

In October 2003, Metallica common shares began trading on the American Stock Exchange (AMEX) under the symbol MRB, while continuing to trade on the Toronto Stock Exchange (TSX) under the symbol MR. The listing on the AMEX makes the Company more accessible to both current and prospective United States shareholders by providing them with a convenient trading environment.

In 2003, Metallica agreed to sell its interest in the Mara Rosa project in Brazil to Amarillo Resources for $450,000. Metallica has agreed to reinvest $100,000 in Amarillo’s initial public offering to help finance its exploration activities in Brazil.

In summary, 2003 was a breakout year for Metallica and its shareholders. Metallica’s management and Board of Directors are committed to continue adding shareholder value through the development of the Cerro San Pedro project, working with Noranda to advance the El Morro project, and aggressively pursuing new projects throughout the Americas. With its relatively strong cash position and low corporate overhead, as well as an experienced and focused management group, Metallica is positioned to meet the challenges of this commitment.

On behalf of the Directors and employees of Metallica Resources, I would like to thank you, the shareholder, for your continued support of the Company. I would also like to thank the Directors and employees for their dedication and effort in making Metallica a success for all of the stakeholders of the Company.

As this annual report goes to print, Metallica has received notice that an Agrarian Court in San Luis Potosi, Mexico, has nullified the lease agreement of Metallica’s wholly owned subsidiary, Minera San Xavier, S.A. de C.V., for surface rights at its Cerro San Pedro project. Non-resident members of the entity controlling the land initiated the legal action; whereas, Metallica has been dealing with resident members since 1995 and has had a surface lease agreement in effect since 1997. Construction of the project will continue as Metallica and the original resident lessors appeal the Court decision. Metallica will pursue all legal avenues available to it to resolve this matter. Personally, I am convinced that this issue will be resolved in favor of Metallica and its shareholders. The reader should refer to Metallica’s SEDAR and EDGAR filings, and its website, for further information and new developments regarding this matter.

On behalf of the Board of Directors

Richard J. Hall
President and Chief Executive Officer

The Cerro San Pedro gold and silver heap-leach project is located in central Mexico in the State of San Luis Potosí. The project is 20 kilometers to the northeast of the city of San Luis Potosí, the state capital. Superb infrastructure and support exist close to the property.

Project Ownership
Consolidated

In 2003, project ownership was consolidated when Metallica, which owned 50% of the project, agreed to purchase the remaining 50% of the project from its joint venture partner, Glamis. The purchase agreement required Metallica to make a series of future cash payments, and provided for a production royalty to be held by Glamis. In the first quarter of 2004, Metallica completed all required cash payments and also purchased the royalty held by Glamis. Metallica now owns 100% of the project, which is subject to a 1.95% gross revenue royalty due to Newmont Mining. The project is operated by Minera San Xavier, S.A. de C.V. (“MSX”), Metallica’s wholly owned Mexican subsidiary.

Final Development Plan
Established

Mine planning and engineering efforts were directed toward finalizing the development plan for the project. In September 2003, Washington Group International (“Washington”) issued the Development Plan for the Cerro San Pedro project as an open-pit mine, producing run-of-mine ore to be processed by heap leaching and using a Merrill-Crowe recovery process to produce gold/silver doré.

The mine design is based on a $325 per ounce gold price, a $4.62 per ounce silver price and the use of a contract miner to perform mine operations. The mineral reserves were determined to be 61.1 million tonnes grading 0.59 grams per tonne gold and 24.0 grams per tonne silver at a waste-to-ore ratio of 1.2:1.

Annual average metal production is expected to be 90,500 ounces of gold and 2.1 million ounces of silver over the currently estimated 8.3-year mine life. Using a $400 per ounce gold price and a $6.15 per ounce silver price, the project is estimated to generate $106 million of cash flow after taxes and payback of capital.

According to the Development Plan, initial capital costs to reach production are estimated at $28.2 million and operating costs are estimated at $3.47 per tonne of mined gold and silver ore. At metal prices of $400 per ounce for gold and $6.15 per ounce for silver, the project has a 46% internal rate of return and a net present value of $78 million at a 5% discount rate.

The cash operating and total cash costs have been calculated in accordance with the standards adopted by the former Gold Institute where, in the case of Cerro San Pedro, the projected silver revenues are applied as a credit against the operating costs to determine the cost per ounce of gold. The total cash cost differs from the cash operating cost in that the total cash cost includes a 1.95% gross revenue royalty due to Newmont Mining. Total production cost includes amortization of capital and reclamation costs.

At Cerro San Pedro, a large gold and silver resource has been identified. With rising gold prices, the mineral reserves will likely increase as more of the resource will be converted into mineral reserves. The current mineral reserves are calculated using gold and silver prices of $325 and $4.62 per ounce, respectively. Metallica is currently evaluating higher metal prices and the possibility of crushing certain ore types to improve metal recoveries and expand the ultimate mineral reserves.

CERRO SAN PEDRO PROJECT MINERAL RESERVES AND RESOURCES

			Au	Ag	Au Equiv	Ounces	Ounces	Ounces
		Tonnes	Grade	Grade	Grade	Au	Ag	Au Equiv
	Category	(000s)	(g/t)	(g/t)	(g/t)	(000s)	(000s)	(000s)
Mineral Reserves	Proven
	and Probable	61,056	0.59	24.00	0.96	1,158	47,112	1,883

Mineral Resources	Measured	114,174	0.59	20.18	0.90	2,166	74,077	3,305
	Indicated	33,866	0.49	12.55	0.68	534	13,665	744

	Total	148,040	0.57	18.43	0.85	2,713	87,720	4,063
	Inferred	11,650	0.48	9.07	0.62	180	3,397	232

1)	Mineral reserves and resources have been estimated in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) on August 20, 2000. Mineral reserve and resource estimates were prepared by William L. Rose, WLR Consulting, Inc., Qualified Person, as that term is defined in National Instrument 43-101.

2)	Mineral reserves have been estimated at a price of $325 per ounce gold and $4.62 per ounce silver.

3)	Mineral reserves are contained within mineral resources.

4)	Mineral resources have been estimated at a cut-off grade of 0.30 grams per tonne gold. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

5)	Silver-to-gold ratio is estimated at 65:1.

6)	Cautionary note to U.S. investors concerning estimates of measured and indicated mineral resources: This table uses the terms “measured and indicated mineral resources”. We advise U.S. investors that while these terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

7)	Cautionary note to U.S. investors concerning estimates of inferred mineral resources: This table uses the term “inferred mineral resources”. We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of the inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility or other economic study. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.

Major Contractors Selected

Based on the parameters established in the Development Plan, proposals were obtained from various contract mining organizations and construction contractors to assist in the construction and mine operations of the project. Metallica selected Washington as the contract miner and MexTICa, the Mexican subsidiary of The Industrial Company, as the construction contractor. Agreements with both companies have been executed for their provision of services at Cerro San Pedro.

Project Completely Financed with Equity

In late 2003, Metallica completed a major equity financing of Cdn$85.1 million. These funds will allow the Cerro San Pedro project to be developed on an all-equity basis with no debt and no hedging requirements.

Compliance with Permit Conditions — Construction Initiated

During 2003, many activities were undertaken to preserve the historic village of Cerro de San Pedro and to comply with existing permit conditions. The San Nicolas Church in the village of Cerro de San Pedro was restored. An agreement was reached with government and Catholic Church authorities that provides for MSX to fund a trust account for the stabilization of the San Pedro Apostle Church. Archeological surveys in the leach pad area were completed, with MSX agreeing to a re-design of the leach pad to protect an area believed to be of historical significance. A program of rescuing and replanting a certain species of cactus was undertaken, resulting in the rescue and transplanting of some 22,000 cacti. On February 12, 2004, MSX received the authorization to initiate construction from the Mexico Secretary of the Environment and Natural Resources.

The progress and accomplishments of the past year have set a solid foundation for the continued development of the project. Construction is proceeding on schedule, with gold and silver production expected in the fourth quarter of 2004.

Metallica’s 100%-owned El Morro copper-gold porphyry project is located approximately 80 kilometers east of the city of Vallenar in north-central Chile. The project is situated along one of the most prolific copper belts in Chile and currently consists of two known mineralized areas: the La Fortuna and the El Morro deposits. Metallica controls over 16,000 hectares of prospective ground at this project.

Project Ownership

Noranda is the project operator and has an option to earn a 70% interest in the project. As of December 2003, Noranda had spent approximately $11 million on the project, which exceeds the minimum required work commitment of $10 million. Noranda must continue to maintain the project in good standing and continue to fund all project costs until such time as it makes a $10 million payment to Metallica, which is due by September 2005. Once this payment has been made, Metallica will be required to fund its 30% share of future exploration expenditures on the project. Noranda is also required to complete a bankable feasibility study for the project by September 2007. Furthermore, Noranda has the obligation to finance 70% of Metallica’s 30% share of the capital required to develop the project should Metallica request it.

2003 Developments

During 2003, Noranda advanced the El Morro copper-gold project by calculating an inferred resource estimate for the namesake El Morro deposit, completing preliminary bench-scale metallurgical test work on ore samples from the La Fortuna deposit and making a final purchase payment for mineral concessions owned by BHP Minerals (“BHP”).

Noranda’s 2003 inferred copper-gold resource estimate for the El Morro deposit totals 45 million tonnes grading 0.5% copper and 0.18 grams per tonne gold at a 0.4% copper cut-off grade. This equates to 0.5 billion pounds of copper and 0.3 million ounces of gold. The estimate is based on 22 core and reverse-circulation drill holes totaling 6,090 meters at an average spacing of 200 meters within an area approximately 1.2 by 1.2 kilometers. The El Morro deposit inferred resource estimate remains open at depth, to the west, northwest and east.

In 2002, Noranda reported an inferred resource estimate for the La Fortuna deposit totaling 465 million tonnes grading 0.61% copper and 0.50 grams per tonne gold at a 0.4% copper cut-off grade. This equates to 6.2 billion pounds of copper and 7.4 million ounces of gold.

Metallurgical test work for the La Fortuna inferred resource was completed on a suite of composited core samples representative of the secondary and primary zones within the deposit. The objectives of the test work were to establish the character of the various copper and gold-bearing ore minerals in order to define the best options for ore processing and to determine the expected metal recoveries from the different ore types. The results of this work, which are preliminary, indicate potential concentrate grades of 35% copper per tonne of concentrate for the secondary zone ore type and 29% copper per tonne of concentrate for the primary zone ore type. These results are encouraging as they are consistent with copper concentrate grades at operating mines using comparable recovery methods. Additional metallurgical test work will be required to produce more realistic simulations of plant concentrates and tails.

In 2003, Noranda made a $500,000 option payment to BHP, representing the final installment of a total purchase price of $1.69 million for BHP’s concessions at the El Morro project. BHP retains a 2% net smelter returns (“NSR”) royalty against any future production from its former mineral concessions. A separate 2% NSR royalty also exists for any future production from another group of adjacent mineral claims.

Noranda intends to spend $1.7 million on exploration at the El Morro project in 2004. Noranda’s 2004 budget includes an estimated 8,000 meters of core drilling directed principally at the La Fortuna deposit. The La Fortuna deposit remains open at depth and to the north.

EL MORRO PROJECT (100%) MINERAL RESOURCES

	0.3% Cu Cut-off Grade			0.4% Cu Cut-off Grade			0.5% Cu Cut-off Grade
	Tonnes	Cu	Au	Tonnes	Cu	Au	Tonnes	Cu	Au
La Fortuna Deposit	(000s)	(%)	(g/t)	(000s)	(%)	(g/t)	(000s)	(%)	(g/t)
Total Inferred Resources	590,000	0.56	0.46	465,000	0.61	0.50	340,000	0.67	0.51

	0.2% Cu Cut-off Grade			0.3% Cu Cut-off Grade			0.4% Cu Cut-off Grade
	Tonnes	Cu	Au	Tonnes	Cu	Au	Tonnes	Cu	Au
El Morro Deposit	(000s)	(%)	(g/t)	(000s)	(%)	(g/t)	(000s)	(%)	(g/t)
Total Inferred Resources	190,000	0.34	0.12	100,000	0.41	0.14	45,000	0.50	0.18

1)	Mineral resources have been estimated in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) on August 20, 2000. The resources estimate has been prepared by Noranda under the supervision of John Sullivan, former Director of the El Morro project, and Stanley Clemmer, Senior International Geologist, both of Noranda Chile Ltda., the Qualified Persons as that term is defined in National Instrument 43-101.

2)	Mineral resources do not have demonstrated economic viability.

3)	Cautionary note to U.S. investors concerning estimates of inferred mineral resources: This table uses the term “inferred mineral resources”. We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility or other economic study. U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists or is economically or legally mineable.

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Resource Growth

As a world-class copper-gold project, the El Morro project is at a relatively young stage in its development. With inferred resources now defined at both the La Fortuna and namesake El Morro areas, the stage is set for advancing the project toward a feasibility study.

At the La Fortuna deposit, the focus will be on upgrading the inferred resource to the measured and indicated categories and on completing additional metallurgical test work.

Key characteristics of the La Fortuna deposit include:

     • Strong lateral and vertical continuity to copper and gold mineralization within a central porphyry core.

    • Expanded zone of higher grade secondary copper mineralization extending outward into surrounding volcanic country rocks.

    • Deposit remains open at depth, extending at least another 325 meters below the current inferred resource.

Additional growth potential is present at the El Morro deposit. Exploration to date has yet to identify the source for the copper and gold mineralization, with all of the inferred resource contained within volcanic country rocks. Future work will be directed toward expanding the inferred resource and exploring for a primary porphyry source to the mineralization.

LA FORTUNA DEPOSIT SECTION 2200 NW COPPER ZONING

EL MORRO PROJECT LA FORTUNA DEPOSIT

LA FORTUNA DEPOSIT SECTION 2200 NW GOLD ZONING

Exploration

San Pedro Deeps Project

Looking beyond Metallica’s new open-pit, heap-leach operation, future exploration at Cerro San Pedro will focus on deep sulfide resources extending from areas of existing reserves and historic production. To meet this challenge, the San Pedro Deeps project has been initiated to explore these resources and their potential extensions to new areas.

The last recorded commercial production at Cerro San Pedro was from the San Pedro underground mine operated by Asarco between 1926 and 1948. During that period, Asarco mined approximately 2.2 million tonnes of polymetallic sulfide ore grading 3.3 grams per tonne gold, 282 grams per tonne silver, 8.3% zinc, 4.6% lead and 1.9% copper. Mining operations were suspended in 1948 due to a mine fire, leaving a significant portion of the resource unmined. Located at depths between 350 to 600 meters, it is a compelling exploration opportunity for Metallica.

In 2003, the San Pedro Deeps project focused on the identification of drill targets through the completion of a geophysical survey, geologic mapping and compilation of historic data. This work resulted in the identification of several promising drill targets. A first-pass drilling program, involving approximately 2,000 meters of deep core drilling, is scheduled to begin during the second quarter of 2004.

MIMK Project

MIMK is a generative project exploring for El Morro-type copper-gold porphyry deposits in north-central Chile. Since its inception in 2000, the MIMK project has evaluated more than 100 geological and geochemical anomalies that were considered to be analogous to El Morro. This work was conducted over a region extending approximately 100 kilometers south and 200 kilometers north of the El Morro project.

The current MIMK project portfolio consists of six individual properties that are 100% owned by Metallica. All of these properties are early-stage prospects that merit further exploration.

Financial Review Table of Contents

Management’s Discussion and Analysis	13
Management’s Report	20
Independent Auditors’ Report	20
Consolidated Balance Sheets	21
Consolidated Statements of Operations and Deficit	22
Consolidated Statements of Cash Flows	23
Notes to Consolidated Financial Statements	24

Management’s discussion and analysis

Management’s discussion and analysis (“MD&A”) has been prepared based on information available to the Company as of April 5, 2004. It provides a detailed analysis of the business of Metallica Resources Inc. (the “Company”) and compares its 2003 financial results with those of the two previous years. In order to gain a better understanding of MD&A, it should be read in conjunction with the Company’s consolidated financial statements. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). For a reconciliation of measurement differences to United States generally accepted accounting principles (“U.S. GAAP”), see Note 13 to the consolidated financial statements. All amounts are in U.S. dollars except as otherwise indicated.

Critical Accounting Policies

The Company’s accounting policies are described in Note 2 to the consolidated financial statements. Management considers the following policies to be the most critical in understanding the judgements and estimates that are involved in the preparation of the Company’s consolidated financial statements and uncertainties that could impact its results of operations, financial condition and cash flows.

Use of Estimates

The preparation of the Company’s financial statements, in conformity with generally accepted accounting principles, requires that management make assumptions and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management continually evaluates its assumptions and estimates; however, actual amounts could materially differ from those based on assumptions and estimates.

Management has identified the following critical accounting estimates that could have a material impact on the Company’s financial statements:

Mineral Reserves and Deferred Costs:

Mineral reserve estimates are imprecise and depend partly on statistical inferences drawn from drilling and other data, which may prove to be unreliable. Future production could differ dramatically from mineral reserve estimates due to differences in actual mineralization and mineralization estimated by sampling, variances in the grade of mineral reserves, increases in mining, processing and reclamation costs, and decreases in the market price of gold and/or silver.

The Company’s mineral reserves are limited to its Cerro San Pedro gold and silver project in Mexico, and have been estimated by WLR Consulting, Inc. in accordance with Canadian Securities Administrators National Instrument 43-101 – Standards of Disclosure for Mineral Projects. The mineral reserves at Cerro San Pedro are estimated at 61.1 million tonnes grading 0.59 grams of gold and 24.0 grams of silver per tonne at a waste-to-ore ratio of 1.2 to 1. This equates to 1.2 million ounces of gold and 47.1 million ounces of silver. The mineral reserves have been estimated using a gold price of $325 per ounce and a silver price of $4.62 per ounce.

An impairment assessment was performed using estimated long-term future gold and silver prices of $350 per ounce and $5.00 per ounce, respectively. Estimated long-term gold and silver prices were determined largely from prices used by industry peers, current market prices, historical price trends and analysts’ price expectations.

Accounting for Stock Options:

The Company follows the intrinsic value method of accounting for share options granted to employees and directors as described in Note 2 to the consolidated financial statements. If the Company had followed the fair value method of accounting for share options granted to employees and directors, the Company would have recorded additional compensation expense totaling $339,367 and $61,248 for the years ended December 31, 2003 and 2002, respectively, as described in Note 7 to the consolidated financial statements.

The fair value of share options used to calculate compensation expense has been estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	2003	2002
Risk free interest rate (Canada)	3.6% to 4.4%	4.5%
Expected dividend yield	0.0%	0.0%
Expected volatility of the Company’s common shares	75% to 87%	110%
Expected life of option	5 years	5 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility of the Company’s shares. Changes in the subjective input assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s share options.

Mineral Properties and Deferred Costs

The Company’s current business activity focus is on the exploration and, if practicable, the development of precious and base metal deposits. All costs relating to the Company’s exploration activities, other than grassroots exploration, which is expensed as incurred, are capitalized until such time as a decision is made to proceed with the development phase of each project. In the event the Company elects to proceed with development of a project, the capitalized exploration expenditures and subsequent development costs will be depleted on the unit-of-production basis as the estimated total reserves are mined. Management of the Company regularly reviews the carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves, and operating, capital and reclamation costs on an undiscounted basis. Reductions in the carrying value of each property would be recorded when the net book value of the property exceeds the estimated future net cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if the carrying value can be recovered. As a result of these potential write-offs and write-downs from exploration activities, net income or loss of the Company may be volatile.

Management’s discussion and analysis

U.S. GAAP

The consolidated financial statements have been prepared in accordance with Canadian GAAP. The primary measurement difference between Canadian and U.S. GAAP in the consolidated financial statements relates to the accounting treatment of exploration expenditures. Canadian GAAP allows for the capitalization of exploration expenditures, whereas U.S. GAAP allows for the capitalization of exploration or development expenditures only after such time as proven and probable reserves have been determined. Had the consolidated financial statements been prepared using U.S. GAAP, as reflected in Note 13 to the consolidated financial statements, the Company would have reported comprehensive losses of $1.22 million, $1.91 million and $2.17 million for the three years ended December 31, 2003, 2002 and 2001, respectively.

Financial Results of Operations

The Company has incurred losses in each of the last three years due to the lack of an operating property or other revenue generating activity. Management anticipates that net losses of the Company will continue for the next year as a result of ongoing corporate general and administrative, exploration and reclamation expenses, and write-downs of mineral properties and deferred costs. In February 2003, the Company acquired the 50% interest in the Cerro San Pedro project in Mexico that had been held by its joint venture partner, Glamis Gold Ltd. (“Glamis”). The Company anticipates that this trend of losses may reverse if, and when, gold and silver are produced from its 100%-owned Cerro San Pedro project in Mexico. Construction of the Cerro San Pedro mine began in February 2004 and the first gold pour is anticipated to be during the fourth quarter of 2004; however, there is no assurance that commercial production from the Cerro San Pedro project will be achieved or that such mining activities will be profitable.

Selected Annual Information:

	2003	2002	2001
Total revenues	$—	$—	$—
Net loss before discontinued operations and extraordinary items	$1,715,547	$1,320,321	$3,826,026
Net loss	$1,715,547	$1,320,321	$3,826,026
Total assets	$93,353,848	$17,491,038	$14,768,856
Long-term liabilities	$—	$—	$—
Net loss per share before discontinued operations and extraordinary items	$0.04	$0.04	$0.14
Net loss per share	$0.04	$0.04	$0.14

The high net loss for the year ended December 31, 2001 resulted from a $2.89 million write-off of the Mara Rosa gold project. The increase in total assets of $75.86 million at December 31, 2003 as compared to December 31, 2002 primarily results from two equity financings during 2003 for net proceeds of $70.78 million, and acquisition debt of $5.96 million at December 31, 2003 which the Company incurred to acquire its joint venture partner’s 50% interest in the Cerro San Pedro project. The selected annual information has been prepared in accordance with Canadian GAAP. For a reconciliation to U.S. GAAP, see Note 13 to the consolidated financial statements.

2003 Compared with 2002

Since the Company does not own any interests in producing mineral properties or have any other revenue generating activities, it does not have any operating income or cash flow from operations. The Company’s only significant source of operating income is from interest earned on cash and cash equivalents, and income from option payments. Interest income for the year ended December 31, 2003 increased to $0.16 million from $0.06 million in the preceding year. The $0.10 million increase resulted from higher average invested cash balances in 2003 due to net proceeds received by the Company of $9.47 million from a private placement of shares and warrants that closed in March 2003, and a $61.31 million public equity offering for shares and warrants that closed in December 2003. The Company’s only other source of income was from option payments received in 2003 totaling $0.15 million for the sale of its Mara Rosa project. Management anticipates that the Company will recognize an additional $0.30 million of income from option payments from the sale of its Mara Rosa project in 2004.

General and administrative expenses for the year ended December 31, 2003 totaled $1.25 million and were $0.33 million higher than the 2002 expenditures of $0.92 million. The increase was primarily attributable to a direct mail marketing program undertaken in 2003 at a cost of $0.25 million.

Exploration expenses for the year ended December 31, 2003 were $0.22 million as compared to $0.25 million for 2002. The $0.03 million decrease results from management’s focus on project development and financing activities, as opposed to exploration activities, at the Cerro San Pedro project in 2003.

The Company incurred reclamation and property closure costs relating to its Mara Rosa project in Brazil of $0.02 million for the year ended December 31, 2003, as compared to $0.20 million for 2002. The amount expensed in 2003 represents an estimate of additional Mara Rosa closure costs that were accrued at December 31, 2003. These amounts will be spent through April 20, 2004, the estimated closing date for the sale of the Mara Rosa project. In November 2003, the Company entered into an agreement to sell its Mara Rosa project for $450,000, as described in Note 3(d) to the consolidated financial statements.

The Company abandoned three of its MIMK exploration properties in 2003, resulting in a write-down of mineral properties and deferred costs totaling $0.70 million in 2003. The Company also abandoned three MIMK exploration properties in 2002 resulting in a write-down of mineral properties and deferred costs totaling $0.02 million in 2002. The increase in write-down in 2003 was due to a write-off of the Los Colorados MIMK property totaling $0.68 million.

Interest expense of $0.45 million for the year ended December 31, 2003 includes $0.44 million of interest accretion on acquisition debt relating to the Company’s purchase of Glamis’ 50% interest in the Cerro San Pedro project. There was no interest expense in the preceding year.

The foreign exchange gain of $0.61 million in 2003 is primarily attributable to unrealized gains associated with holding the net proceeds from the December 2003 public equity offering in Canadian dollars (Cdn$80.75 million) through year end. The Cdn$/US$ exchange

Management’s discussion and analysis

rate at December 11, 2003 was 1.3082 as compared to 1.2946 on December 31, 2003. The majority of the Company’s assets, liabilities and operations in 2002 were denominated in U.S. dollars, resulting in an insignificant foreign exchange loss for 2002.

2002 Compared with 2001

For the year ended December 31, 2002, interest income of $0.06 million was comparable to interest income in the preceding year of $0.07 million.

General and administrative expenses for the year ended December 31, 2002 totaled $0.92 million and were $0.18 million higher than the 2001 expenditures of $0.74 million. The increase was primarily attributable to management bonuses, including payroll burden, totaling $0.17 million in 2002 versus nil bonuses in 2001.

Exploration expenses for the year ended December 31, 2002 were $0.25 million as compared to $0.20 million for 2001. The Company conducted a five-hole, 1,000-meter drilling program to test new targets at its Mara Rosa gold project in Brazil in 2002. It had no drilling activities in 2001. The 2002 drilling program did not encounter any economic mineralization. The cost of the drilling program was approximately $0.07 million and was the primary reason for the $0.05 million increase in exploration expenses in 2002.

The Company incurred reclamation and property closure costs relating to its Mara Rosa project in Brazil of $0.20 million for the year ended December 31, 2002, as compared to $0.05 million in 2001. The increase of $0.15 million was primarily attributable to cost overruns and delays in the Company’s closure activities in Brazil to allow for completion of a 2002 drilling program at the Mara Rosa project.

The Company abandoned three MIMK exploration properties in 2002 resulting in a write-down of mineral properties and deferred costs totaling $0.02 million in 2002. At December 31, 2001, the Company elected to write-off the $2.89 million carrying value of its Mara Rosa project.

Summary of 2003 and 2002 Quarterly Results

The summary of quarterly results has been prepared in accordance with Canadian GAAP.

The increase in loss for the third quarter of 2003 as compared to the preceding two quarters is attributable to a $0.68 million write-off of the Los Colorados MIMK property and a $0.25 million direct mail marketing program. Net income in the fourth quarter of $0.36 million resulted from a foreign currency exchange gain of $0.61 million due to the Company holding net proceeds of Cdn$80.75 million from its December 2003 public equity offering in Canadian dollars through year end, and to the strengthening of the Canadian dollar.

	2003
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Total revenues	$—	$—	$—	$—
Net income (loss) before discontinued operations and extraordinary items	$363,253	$(1,326,066)	$(388,595)	$(364,139)
Net income (loss)	$363,253	$(1,326,066)	$(388,595)	$(364,139)
Net income (loss) per share before discontinued operations and extraordinary items	$0.01	$(0.03)	$(0.01)	$(0.01)
Net income (loss) per share	$0.01	$(0.03)	$(0.01)	$(0.01)

	2002
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Total revenues	$—	$—	$—	$—
Net income (loss) before discontinued operations and extraordinary items	$(480,916)	$(209,309)	$(427,390)	$(202,706)
Net income (loss)	$(480,916)	$(209,309)	$(427,390)	$(202,706)
Net income (loss) per share before discontinued operations and extraordinary items	$(0.01)	$(0.01)	$(0.01)	$(0.01)
Net income (loss) per share	$(0.01)	$(0.01)	$(0.01)	$(0.01)

Management’s discussion and analysis

The increase in net loss for the second quarter of 2002 as compared to the net loss for the preceding and following quarters is primarily due to the payment of management bonuses and payroll taxes totaling $0.17 million. The increase in net loss for the fourth quarter of 2002 resulted from a $0.20 million increase in estimated reclamation and property closure costs for the Mara Rosa project and an increase in exploration expenses resulting from a five-hole drilling program at the Mara Rosa project in the fourth quarter of 2002.

Liquidity and Capital Resources

The Company relies primarily on the sale of common shares, the exercise of share options and common share purchase warrants, and joint venture arrangements to fund its exploration and project development activities. The extent to which such financing options are pursued in the future will depend upon various factors, including the successful acquisition of new properties or projects, commodity prices, results of exploration and development activities and management’s assessment of the capital markets. Any cessation of joint venture funding or significant increase in exploration or project development activities may require the Company to seek additional funding. There is no assurance that such financing will be available when needed or that it can be secured on favorable terms. Furthermore, there is no assurance that the Company will be able to obtain new properties or projects, or that they can be secured on favorable terms.

For the years ended December 31, 2003, 2002 and 2001, the Company received net proceeds of $71.17 million, $4.08 million and $1.20 million, respectively, from the sale of equity securities. The increase in net proceeds from the sale of equity securities in 2003 is primarily due to a private placement financing for net proceeds of $9.47 million that closed in March 2003, and a public equity offering for net proceeds of $61.31 million that closed in December 2003.

Proceeds from these financings have been used to complete the Company’s $18 million acquisition of its joint venture partner’s 50% interest in the Cerro San Pedro project, to build the mine at the Cerro San Pedro project ($31.2 million, which includes project working capital), and for general corporate purposes. The Company does not anticipate that it will need to obtain additional equity financing for at least the next year.

The March 11, 2003 private placement financing resulted in the issuance of 10.1 million units at a price of Cdn$1.50 per unit for gross proceeds of Cdn$15.2 million (US$9.47 million, net of issue costs). Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at an exercise price of Cdn$2.00 for a period of two years to March 11, 2005. The Company also granted the underwriters 505,000 compensation warrants. Each compensation warrant is exercisable at a price of Cdn$1.50 per share for a period of one year to March 11, 2004. Compensation warrants totaling 151,500 were exercised in 2003, resulting in 353,500 compensation warrants outstanding as of December 31, 2003. All of the compensation warrants were exercised subsequent to year end.

The December 11, 2003 public equity offering resulted in the issuance of 38.7 million units at a price of Cdn$2.20 per unit for gross proceeds of Cdn$85.1 million (US$61.31 million, net of issue costs). Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at an exercise price of Cdn$3.10 for a period of five years to December 11, 2008.

The fair value attributable to the warrants and compensation warrants that were issued in the March 2003 financing was $1,484,758 and $136,440, respectively. The fair value attributable to the warrants that were issued in the December 2003 financing was $5,889,285. The fair value attributable to the warrants and compensation warrants was estimated using the Black-Scholes Option Pricing Model with the following assumptions:

Risk free interest rate (Canada)	4.0% to 4.1%
Expected dividend yield	0.0%
Expected price volatility of the Company’s common shares	73% to 87%
Expected life of warrant	1 to 5 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility of the Company’s common shares. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s warrants.

At December 31, 2003, the Company had working capital of $59.74 million as compared to $4.40 million at December 31, 2002. The increase in working capital of $55.34 million is primarily due to net proceeds from the sale of equity securities in 2003 of $71.17 million, offset primarily by 2003 costs relating to the Company’s Cerro San Pedro project as follows: acquisition costs paid in 2003 to Glamis, the Company’s former joint venture partner, totaling $6.92 million, acquisition debt owed to Glamis at December 31, 2003 of $5.96 million and development costs incurred on the Cerro San Pedro project during 2003 totaling $2.02 million.

As of December 31, 2003, the Company had capitalized mineral properties and deferred costs totaling $26.57 million. This amount includes $25.47 million relating to the Cerro San Pedro project, of which $14.48 million and $0.38 million were capitalized in 2003 and 2002, respectively, for project development activities.

The increase in capitalized costs on the Cerro San Pedro project in 2003 of $14.10 million primarily results from the Company’s acquisition of Glamis’ 50% equity interest in the joint venture entity Minera San Xavier, S.A. de C.V. (“MSX”) for $18.0 million, less 50% of MSX’s working capital deficit at closing of $58,328. The purchase price is payable as follows:

a)	$2.0 million paid at closing.

b)	50% of MSX’s working capital deficit at closing of $58,328, paid to the Company subsequent to closing.

c)	$5.0 million paid on August 12, 2003.

d)	$6.0 million paid on February 10, 2004.

Management’s discussion and analysis

e)	$2.5 million payable upon commencement of commercial production (paid on March 24, 2004, as described below).

f)	$2.5 million payable one year from commencement of commercial production (paid on March 24, 2004, as described below).

The $2.5 million payable upon commencement of commercial production and the $2.5 million payable one year from commencement of commercial production represent contingent consideration and have therefore not been recognized as acquisition costs at December 31, 2003. These amounts were paid on March 24, 2004.

The acquisition of Glamis’ 50% equity interest in MSX is a business combination accounted for as a purchase transaction. The fair value of the consideration of $12.5 million ($2.0 million less 50% of MSX’s working capital deficit of $58,328, plus $10.5 million representing the estimated present value of future cash payments of $11.0 million) has been allocated to the fair value of the net assets acquired as follows:

Fair Value of Net Assets Acquired:
Cash	$19,739
Other current assets	72,376
Fixed assets	75,708
Mineral properties	12,461,971

12,629,794
Less: Current liabilities and other	(71,265)
Note payable	(100,050)

$12,458,479

Consideration:
Cash at closing, less working capital deficit	$1,941,672
Present value of future cash payments, discounted at 6%	10,516,807

$12,458,479

Acquisition debt of $10.5 million represents the estimated present value of future cash payments totaling $11.0 million discounted at 6%. Interest accretion for the year ended December 31, 2003 totaled $442,933. On August 12, 2003 and February 10, 2004, the Company made acquisition debt payments to Glamis totaling $5.0 million and $6.0 million, respectively. At December 31, 2003, the acquisition debt balance was $5,959,740.

Glamis retained a net returns royalty on the gross proceeds, less costs and expenses, of all ores, metals and mineral concentrates mined at the Cerro San Pedro project as follows:

Net Returns
Gold Price per Ounce	Royalty
Less than $325.00	0.0%
$325.00 to $349.99	0.5%
$350.00 to $374.99	1.0%
$375.00 to $399.99	1.5%
$400.00 and above	2.0%

On March 24, 2004, the Company acquired Glamis’ net returns royalty and paid the remaining $5.0 million of contingent consideration for an aggregate payment of $7.25 million.

Capitalized expenditures relating to the El Morro project totaled $1.04 million at December 31, 2003, and included nil and $0.08 million for costs that were capitalized during the years ended December 31, 2003 and 2002, respectively. The majority of exploration expenditures relating to the El Morro project are being incurred by Noranda Inc. (“Noranda”) pursuant to its earn-in requirement as described below. Management anticipates that the Company will incur expenditures of up to $0.1 million on the El Morro project in 2004.

Capitalized expenditures relating to the MIMK and other projects totaled $0.07 million at December 31, 2003, and included $0.20 and $0.42 million for costs, before write-downs, that were capitalized during the years ended December 31, 2003 and 2002, respectively. Management anticipates that it will incur expenditures of up to $0.1 million on the MIMK project in 2004. Additional expenditures are tentatively planned for other exploration projects that have been identified by the Company.

Additional expenditures were made on the Company’s Cerro San Pedro and El Morro projects by its joint venture partners pursuant to earn-in requirements. Expenditures by the Company’s joint venture partners totaled approximately $5.3 million for the year ended December 31, 2002. In addition, the Company’s joint venture partner on the El Morro project, Noranda, has informed the Company that it spent approximately $1.0 million on the El Morro project in 2003. The Company’s exploration agreement with Noranda provides that Noranda is required to fund all project exploration activities until such time as it completes the requirements necessary for it to earn a 70% interest in the project. One requirement of the exploration agreement is that Noranda must make a $10 million payment to the Company by September 2005. If, and when, the $10 million payment is made, the Company will be required to fund its 30% share of future exploration expenditures at the El Morro project. See Note 3(b) to the consolidated financial statements for details relating to the terms of the El Morro agreement.

Management’s discussion and analysis

The Company’s contractual obligations for future payments are summarized as follows:

	Payments Due by Period
		Less Than	1–3	4–5	After
	Total	1 Year	Years	Years	5 Years
Contractual obligations
Long-term debt	$—	$—	$—	$—	$—
Capital lease obligations	—		—	—	—
Operating leases	287,962	53,107	78,235	47,164	109,456
Purchase obligations (1)	105,116,000	6,937,000	27,320,000	27,048,000	43,811,000
Other long-term obligations	—	—	—	—	—

Total contractual obligations	$105,403,962	$6,990,107	$27,398,235	$27,095,164	$43,920,456

(1)	Purchase obligations include estimated amounts to be incurred by Washington Group International (“Washington”) totaling $104.7 million, exclusive of fuel costs, pursuant to its contract with the Company to provide contract mining and construction services for the Cerro San Pedro project for a ten-year term. The contract was entered into on December 30, 2003. The Company may terminate the contract at any time prior to the end of the ten-year term, but must pay early termination and demobilization fees to Washington as follows:

Termination Period	Termination Fees
Pre-production	$11,560,000
Year 1	$10,160,000
Year 2	$7,460,000
Year 3	$4,760,000
Year 4	$2,960,000
Year 5	$2,360,000
Year 6	$2,060,000
Year 7	$1,660,000
Year 8	$1,360,000
Year 9	$—

It is estimated that approximately $4 to $5 million of annual expenditures to be incurred pursuant to the Washington contract will be incurred in Mexican pesos. The peso/US$ exchange rate used in the Washington contract was approximately 10.75. As of April 5, 2004, the peso/US$ exchange rate was 11.19. In addition to the Washington contract, the Company will incur peso denominated costs for fuel, explosives, power, water, salaries and supplies totaling approximately $7 million per year. The Company does not currently intend to enter into currency hedging arrangements for its estimated Mexican peso expenditures.

Also included in purchase obligations is $0.4 million owed to the former owners of certain mining concessions at the El Morro project. The $0.4 million is payable within two years of commencement of mining operations on the concessions.

The Company will begin to accrue the estimated fair value of its reclamation obligation on the Cerro San Pedro project beginning in 2004. The total reclamation obligation for the Cerro San Pedro project is currently estimated to be $4.3 million.

Outlook

The Company’s focus for 2004 will be the construction of its Cerro San Pedro heap-leach gold and silver project in central Mexico. Construction began in February 2004 and is expected to take approximately nine months to complete at a total cost of approximately $28.2 million plus $3.0 million for project working capital. Contract negotiations with the principal contractor for mine construction were finalized in March 2003. The mine is expected to make its first gold pour in the fourth quarter of 2004, with commercial production commencing in early 2005. Washington prepared a feasibility study for the project in September 2003 in accordance with Canadian Securities Administrators National Instrument 43-101. The feasibility study estimates average annual production for the Cerro San Pedro project of 90,500 ounces of gold and 2.1 million ounces of silver over its estimated 8.3-year mine life.

Noranda is required to fund all exploration costs at the El Morro project until such time as it makes a $10 million earn-in payment to the Company, which is due no later than September 2005. Once this payment is made, the Company will be required to fund its 30% share of ongoing exploration costs, if any, associated with the project. Noranda has informed the Company that it intends to spend approximately $1.66 million on the El Morro project in 2004. This includes the commencement of an 8,000-meter drilling program in the fourth quarter of 2004.

The Company anticipates an increase in its exploration expenditures in 2004. The Company currently estimates that it will spend approximately $1.0 to $1.5 million in 2004 on grassroots and project exploration. This estimate could materially change depending on the Company’s ability to acquire satisfactory exploration projects, the progress of work programs on its projects and market conditions.

Management’s discussion and analysis

The Company has historically managed its foreign currency risk by maintaining maximum cash balances in the currency in which most of the Company’s expenditures are made, the U.S. dollar. Based on US$/Cdn$ currency trends, interest rate differentials and market conditions, management and the Company’s directors elected to maintain the Canadian dollar proceeds from the December 11, 2003 public equity offering of Cdn$80.75 million in Canadian dollars. The Cdn$/US$ exchange rate was 1.3082 on December 11, 2003 and 1.2946 on December 31, 2003. In January 2004, the Company converted Cdn$16.7 to U.S. dollars at an exchange rate of 1.2865. In March 2004, Cdn$9.7 million was converted to U.S. dollars at an exchange rate of 1.3369, and Cdn$13.1 million was converted to U.S. dollars at an exchange rate of 1.3095. On April 5, 2004, the Cdn$/US$ exchange rate was 1.3138, resulting in a net realized and unrealized year-to-date loss of approximately US$0.7 million on cash and cash equivalents held in Canadian dollars.

The Canadian Institute of Chartered Accountants has released amendments to Section 3870, Stock-Based Compensation and Other Stock-Based Payments, which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options, effective for periods beginning on or after January 1, 2004. Section 3870 allows for three methods of transition for those companies who voluntarily adopt an expense approach prior to January 1, 2004, and includes retroactive application with restatement of prior periods, retroactive application without restatement of prior periods, or prospective application towards granted, modified or settled since the beginning of the year of adoption. The Company has elected not to adopt Section 3870 prior to January 1, 2004. Under this alternative, retroactive restatement of prior periods is not required; however, the Company will be required to present pro forma information for years beginning on January 1, 2002.

This document contains statements, which, to the extent that they are not recitations of historical fact, constitute “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934, and are intended to be subject to the safe harbor protection of those provisions. Such statements include, but are not limited to, projections of production, cash costs, start-up of any new project, results of exploration efforts and any other information about the future business and prospects of the Company. In certain cases, forward-looking statements can be identified by the use of words such as “could”, “expect”, “believe”, “will”, “estimate”, “anticipate”, “project” and similar expressions and statements relating to matters that are not historical facts. All forward-looking statements in this document involve risks and uncertainties and other factors, including those described under the heading “Risk Factors” in the Company’s latest Annual Report on Form 20-F, which may cause the actual results or performance of the Company to be materially different from any future results or performance expressed or implied by such forward-looking statements. These factors include, among others, risks related to the Company’s properties being at the exploration or development stage; uncertainty of obtaining additional funding; effects on the Company’s operations of current and prospective regulations governing, among others, prospecting, development, environmental protection and labor matters; risks of liability for environmental damage; and risks associated with international business operations.

As well, the Company is directly and indirectly involved in various lawsuits that relate to its Cerro San Pedro project in Mexico. These include a lawsuit relating to the validity of its lease agreement for access to surface rights at the proposed mine site. In the event of an adverse outcome from certain of these lawsuits, the Company’s ability to operate this mine could be impaired. The Company also has certain operating and other permits at its Cerro San Pedro project that require periodic renewal with governmental and regulatory authorities. In addition, the Company is required to comply with existing permit conditions and to obtain additional permits prior to commencing mine operations at Cerro San Pedro. Although the Company is currently in full compliance with these permits, and although these permits have been renewed by governmental and regulatory authorities in the past, there are no assurances that the applicable governmental and regulatory authorities will renew the permits as they expire, or that pending or future permit applications will be granted. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, results or events not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Management’s report

To the Board of Directors and Shareholders of Metallica Resources Inc.

Management is responsible for the preparation of the information contained in this annual report and for the consistency between the consolidated financial statements and other financial operating data contained elsewhere in the report. The accompanying consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada and necessarily include amounts based on estimates and judgements.

Management has established and maintains a system of internal control, designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and that financial information is reliable and accurate. The Audit Committee of the Board of Directors, comprised of non-management directors, has reviewed the consolidated financial statements with management and external auditors. The consolidated financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

The Company’s independent auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and the United States, and their report follows.

Richard J. Hall
President and Chief Executive Officer

Bradley J. Blacketor
Vice President, Chief Financial Officer and Secretary

April 5, 2004

Independent auditors’ report

To the Shareholders of Metallica Resources Inc.

We have audited the consolidated balance sheets of Metallica Resources Inc. as at December 31, 2003 and 2002, and the consolidated statements of operations and deficit and cash flows for the years ended December 31, 2003, 2002 and 2001. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years ended December 31, 2003, 2002 and 2001 in accordance with accounting principles generally accepted in Canada.

Chartered Accountants
Vancouver, Canada
February 13, 2004 (except as to Note 14(c) which is as of March 24, 2004)

Consolidated balance sheets

Metallica Resources Inc.
(A Development Stage Company)
December 31, 2003 and 2002 U.S. dollars

	2003	2002
Assets
Current assets:
Cash and cash equivalents (Note 11)	$66,110,056	$4,520,886
Value-added tax and other current assets (Note 5)	415,878	285,480

	66,525,934	4,806,366
Mineral properties and deferred expenditures (Note 3)	26,574,390	12,587,193
Fixed assets (Note 4)	234,863	92,283
Other assets	18,661	5,196

Total assets	$93,353,848	$17,491,038

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$597,771	$153,017
Provision for reclamation and property closure costs (Note 3(d))	29,796	150,000
Note payable (Note 6)	200,100	100,050
Acquisition debt (Note 3(a))	5,959,740	—

	6,787,407	403,067
Shareholders’ equity:
Share capital (Note 7(b)) 81,763,885 common shares (2002: 32,449,167)	106,786,049	43,068,285
Warrants (Note 7(d))	7,469,578	—
Share options (Note 7(c))	6,675	—
Deficit	(27,695,861)	(25,980,314)

	86,566,441	17,087,971

Total liabilities and shareholders’ equity	$93,353,848	$17,491,038

Contingencies and commitments (Notes 3(a) and 10)

Subsequent events (Note 14)

Approved by the Board:

Craig J. Nelsen

Ian A. Shaw

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of operations and deficit

Metallica Resources Inc.
(A Development Stage Company)
For the years ended December 31, 2003, 2002 and 2001
U.S. dollars, except share data

	2003	2002	2001
Interest income	$158,087	$64,918	$69,900
Income from option payments (Note 3(d))	150,000	—	—

	308,087	64,918	69,900
General and administrative expense	1,252,077	920,604	742,401
Exploration expense	219,041	246,828	198,971
Reclamation and property closure costs	17,421	198,749	51,000
Write-down of mineral properties and deferred expenditures (Note 3)	703,536	21,000	2,892,086
Interest expense	446,851	—	—
Foreign exchange (gain) loss, net	(609,547)	3,281	673

Loss before income taxes	(1,721,292)	(1,325,544)	(3,815,231)
Income tax (recovery) provision (Note 8)	(5,745)	(5,223)	10,795

Loss for the year	(1,715,547)	(1,320,321)	(3,826,026)
Deficit, beginning of year	(25,980,314)	(24,659,993)	(20,833,967)

Deficit, end of year	$(27,695,861)	$(25,980,314)	$(24,659,993)

Basic and diluted loss per share	$(0.04)	$(0.04)	$(0.14)

Weighted average number of common shares outstanding	42,865,141	31,295,063	27,290,979

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of cash flows

Metallica Resources Inc.
(A Development Stage Company)
For the years ended December 31, 2003, 2002 and 2001
U.S. dollars

	2003	2002	2001
Cash Flows Provided From (Used in) Operating Activities
Loss for the year	$(1,715,547)	$(1,320,321)	$(3,826,026)
Non-cash items:
Depreciation and amortization	10,564	8,638	5,852
Interest expense (Note 3(a))	442,933	—	—
Common share contribution to retirement plan	21,735	17,163	15,572
Reclamation and property closure costs	17,421	24,000	51,000
Write-down of mineral properties and deferred expenditures	703,536	21,000	2,892,086
Value of options issued to consultants	6,675	—	—
Foreign exchange (gain) loss	(609,547)	—	—
Changes in non-cash working capital:
Value-added tax and other current assets	(158,022)	34,584	3,598
Accounts payable and accrued liabilities	217,940	(16,159)	(24,837)
Provision for reclamation and property closure costs	(137,625)	—	—
Other assets	(13,664)	1,238	29,097

	(1,213,601)	(1,229,857)	(853,658)
Cash Flows Provided From (Used in) Investing Activities
Acquisition of subsidiary, net of cash acquired	(1,921,933)	—	—
Mineral properties and deferred expenditures	(2,044,946)	(886,771)	(1,049,811)
Payments to acquire fixed assets	(105,504)	(18,348)	(5,554)

	(4,072,383)	(905,119)	(1,055,365)
Cash Flows Provided From (Used in) Financing Activities
Contributions to joint venture by joint venture partner	—	61,968	977,788
Repayment of note payable	(5,000,000)	(50,000)	(50,000)
Common shares issued for cash, net of issue costs	70,774,607	4,054,994	998,313
Proceeds from exercise of warrants	168,454	—	123,088
Proceeds from exercise of options	222,546	26,799	82,227
Proceeds from repayment of loan to director	100,000	—	—

	66,265,607	4,093,761	2,131,416
Foreign Exchange Gain on Foreign Cash Held	609,547	—	—

Increase in cash and cash equivalents	61,589,170	1,958,785	222,393
Cash and cash equivalents, beginning of year	4,520,886	2,562,101	2,339,708

Cash and cash equivalents, end of year	$66,110,056	$4,520,886	$2,562,101

Supplementary cash flow information (Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

Metallica Resources Inc.
(A Development Stage Company)

Notes to consolidated financial statements

1.	Nature of Operations

Metallica Resources Inc. (the “Company”) is engaged in the exploration, development and acquisition of mineral deposits principally in Mexico and South America. At December 31, 2003, the Company is advancing a gold and silver development project in Mexico. The Company has raised the financing necessary to construct the mine and commenced construction in February 2004. The Company estimates a construction period of nine to twelve months. The Company is also advancing a copper and gold porphyry exploration project in Chile with Noranda Inc. (Note 3(b)) and is pursuing various other exploration projects in North and South America.

2.	Summary of Significant Accounting Policies

These consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. The significant measurement differences between these principles and those that would be applied to the Company under United States GAAP are described in Note 13.

Consolidation

These consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries, after elimination of intercompany balances and transactions.

· Datawave Sciences Inc.

· De Re Holdings Inc.

· Desarrollos Metallica C.A.

· MMM Exploraciones, S.A. de C.V.

· Metallica (Barbados) Inc.

· Metallica Brazil Ltda.

· Metallica Management Inc.

· Minera Metallica Limitada

· Minera San Xavier, S.A. de C.V.

· Raleigh Mining International Limited

· Servicios del Plata y Oro, S.A. de C.V.

On February 12, 2003, the Company acquired Glamis Gold Ltd.’s 50% interest in Minera San Xavier, S.A. de C.V. (“MSX”), which resulted in the Company owning a 100% interest in MSX. For all periods ended prior to February 12, 2003, the Company’s 50% joint venture investment in MSX is included in these consolidated financial statements using the proportionate consolidation method. For the period ended December 31, 2003, MSX is reflected as a wholly owned subsidiary.

Use of Estimates

The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amount of expenses during the reporting period. Actual results could differ from those reported.

Foreign Currency Translation

The Company considers the U.S. dollar to be the functional currency of all of its operations. The Company’s subsidiaries are integrated foreign subsidiaries and, accordingly, foreign currency amounts are translated into U.S. dollars using the temporal method. Monetary balances are translated at the rate of exchange at the balance sheet date, nonmonetary balances at historic exchange rates and other revenue and expense items at average exchange rates. Foreign currency gains and losses are included in earnings for the period.

Cash and Cash Equivalents

Cash and cash equivalents include cash in demand deposits and short-term money market investments that, on acquisition, have a term to maturity of three months or less.

Mineral Properties and Deferred Expenditures

The cost of mineral property interests and related exploration and development costs are capitalized until commercial production is established, the property is disposed of through sale or otherwise, or management believes that the recoverable value has declined. Expenditures related to grassroots exploration are expensed as incurred. If a project is put into commercial production, capitalized costs would be depleted on the unit-of-production basis.

Proceeds received from the partial sale or sale of any interest in a property are credited against the carrying cost of such property until the payments are in excess of the costs incurred, at which time they are then credited to income.

The costs deferred at any time do not necessarily reflect present or future values. The ultimate recovery of such amounts depends on the discovery of economically recoverable reserves, successful commercial development of the related properties, availability of financing and future profitable production or proceeds from the disposition of the properties.

Management of the Company regularly reviews the carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves, and operating, capital and reclamation costs on an undiscounted basis. Reductions in the carrying value of each property would be recorded to the extent the net book value of the property exceeds the estimated future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying value can be recovered.

Management’s estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of the net cash flow to be generated from its properties.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior undetected agreements or transfers and title may be affected by such defects.

Metallica Resources Inc.
(A Development Stage Company)

Notes to consolidated financial statements

Fixed Assets, Depreciation and Amortization

Fixed assets are recorded at cost. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the related assets. The following rates are being used:

Equipment	3 to 10 years
Vehicles	4 years
Buildings and leasehold improvements	3 to 17 years
Furniture	3 to 10 years

Provision for Reclamation Costs

The Company has adopted the new accounting standard for asset retirement obligations, CICA 3110. The standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The adoption of this standard did not have any impact on the Company’s financial position or results.

Financial Instruments

At December 31, 2003, the carrying values of cash and cash equivalents, value-added tax and other current assets, accounts payable and accrued liabilities, acquisition debt and note payable approximate their fair value due to the relatively short period to maturity of the instruments.

Income Taxes

The Company uses the liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of assets and liabilities. Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment.

Stock-based Compensation Plan

The Company’s stock-based compensation plan is described in Note 7. As allowed by the accounting standard, the Company does not follow the fair value method of accounting for share options granted to employees and directors. Stock-based compensation on options granted to non-employees is recorded as an expense at the earlier of the completion of performance or vesting of the options granted, based upon the estimated fair value on the date of grant. Under the intrinsic value method adopted by the Company, no compensation expense is recorded if the exercise price of the share options is equal to or greater than the market price on the date of the grant. Any consideration paid on exercise of stock options or purchase of stock is credited to share capital.

Loss per Share

Loss per share is determined using the weighted average number of shares outstanding during the year. All outstanding options and warrants are anti-dilutive; therefore, basic and diluted loss per share are the same. Information regarding securities that could potentially dilute basic earnings per share in the future is presented in Note 7.

3.	Mineral Properties and Deferred Expenditures

Mineral property costs and deferred expenditures are summarized as follows:

	December 31, 2003
	Mineral
	Property	Deferred
	Costs	Expenditures	Total
Cerro San Pedro, Mexico (a):
Balance at January 1, 2003	$3,609,686	$7,374,956	$10,984,642
Acquisition of subsidiary	12,461,971	—	12,461,971
Additions	43,566	1,978,341	2,021,907

Balance at December 31, 2003	16,115,223	9,353,297	25,468,520
El Morro, Chile (b):
Balance at January 1, 2003	90,000	946,004	1,036,004
Additions	—	3,585	3,585

Balance at December 31, 2003	90,000	949,589	1,039,589
MIMK and other projects, Chile (c):
Balance at January 1, 2003	9,762	556,785	566,547
Additions	12,095	191,175	203,270
Write-offs	(6,287)	(697,249)	(703,536)

Balance at December 31, 2003	15,570	50,711	66,281

	$16,220,793	$10,353,597	$26,574,390

	December 31, 2002
	Mineral
	Property	Deferred
	Costs	Expenditures	Total
Cerro San Pedro, Mexico (a):
Balance at January 1, 2002	$3,601,493	$7,062,647	$10,664,140
Additions	8,193	374,277	382,470
Contributions to joint venture by joint venture partner	—	(61,968)	(61,968)

Balance at December 31, 2002	3,609,686	7,374,956	10,984,642
El Morro, Chile (b):
Balance at January 1, 2002	90,000	867,452	957,452
Additions	—	78,552	78,552

Balance at December 31, 2002	90,000	946,004	1,036,004
MIMK, Chile (c):
Balance at January 1, 2002	17,462	147,568	165,030
Additions	—	422,517	422,517
Write-offs	(7,700)	(13,300)	(21,000)

Balance at December 31, 2002	9,762	556,785	566,547

	$3,709,448	$8,877,745	$12,587,193

Metallica Resources Inc.
(A Development Stage Company)

Notes to consolidated financial statements

a)	Mexico – Cerro San Pedro Project

The Cerro San Pedro gold and silver project (the “Project”) is located in the State of San Luis Potosí, Mexico and is owned by Minera San Xavier, S.A. de C.V. (“MSX”). The feasibility study for the Project is based on an open-pit mining operation with heap-leach processing of ores.

On February 12, 2003, the Company acquired Glamis Gold Ltd.’s (“Glamis”) 50% equity interest in MSX for $18 million, less 50% of MSX’s working capital deficit at closing of $58,328. As a result of the purchase, the Company owns 100% of the issued and outstanding shares of MSX. The purchase price is payable as follows:

i)	$2 million paid at closing.

ii)	50% of MSX’s working capital deficit at closing of $58,328, paid to the Company subsequent to closing.

iii)	$5 million paid on August 12, 2003.

iv)	$6 million paid on February 10, 2004 (Note 14(a)).

v)	$2.5 million payable upon commencement of commercial production (Note 14(c)).

vi)	$2.5 million payable one year from commencement of commercial production (Note 14(c)).

The $2.5 million payable upon commencement of commercial production and the $2.5 million payable one year from commencement of commercial production represent contingent consideration and have therefore not been recognized as acquisition costs at December 31, 2003. These contingent amounts will be recorded as acquisition costs on March 24, 2004 (Note 14(c)).

The acquisition of Glamis’ 50% equity interest in MSX is a business combination accounted for as a purchase transaction. The fair value of the consideration of $13 million ($18 million less $5 million of contingent payments) less 50% of MSX’s working capital deficit of $58,328, has been allocated to the fair value of the net assets acquired as follows:

Fair Value of Net Assets Acquired:
Cash	$19,739
Other current assets	72,376
Fixed assets	75,708
Mineral properties	12,461,971

12,629,794
Less: Current liabilities and other	(71,265)
Note payable	(100,050)

$12,458,479

Consideration:
Cash at closing, less working capital deficit	$1,941,672
Present value of future cash payments, discounted at 6%	10,516,807

$12,458,479

Acquisition debt of $10.5 million represents the estimated present value of future cash payments totaling $11.0 million discounted at 6%. Interest accretion for the year ended December 31, 2003 totaled $442,933. On August 12, 2003, the Company made a $5.0 million debt payment. At December 31, 2003, the acquisition debt balance was $5,959,740.

Glamis retained a net returns royalty on the gross proceeds, less costs and expenses, of all ores, metals and mineral concentrates mined at the Project as follows (Note 14(c)):

Net Returns
Gold Price per Ounce	Royalty
Less than $325.00	0.0%
$325.00 to $349.99	0.5%
$350.00 to $374.99	1.0%
$375.00 to $399.99	1.5%
$400.00 and above	2.0%

On December 30, 2003, the Company awarded a contract to Washington Group International to provide MSX with contract mining and related construction services over the pre-production period and estimated mine life totaling approximately ten years. The contract has an estimated gross value, exclusive of fuel costs, of approximately $105 million. The contract provides that MSX may terminate the contract at any time prior to the end of the ten-year term, but must pay early termination and demobilization fees to Washington Group International as follows:

Termination Period	Termination Fees
Pre-production	$11,560,000
Year 1	$10,160,000
Year 2	$7,460,000
Year 3	$4,760,000
Year 4	$2,960,000
Year 5	$2,360,000
Year 6	$2,060,000
Year 7	$1,660,000
Year 8	$1,360,000
Year 9	$—

The federal, state and local mining permits necessary to commence construction of the Project have been received. Several governmental agencies periodically supervise compliance with the conditions identified in the permits. Although MSX is currently in compliance with the permit conditions, future non-compliance could result in the permits being revoked. In addition, various complaints have been filed against the government alleging that the permits should not have been granted. In the event that the government were to lose these lawsuits, the permits could be revoked.

Metallica Resources Inc.
(A Development Stage Company)

Notes to consolidated financial statements

The Project is subject to a 1.95% royalty on the gross value of metals and minerals contained in production in all mineral concessions presently owned or optioned by MSX. In addition, MSX has entered into an agreement with a former owner of certain mining concessions that provides for the greater of a 2.5% net smelter returns (“NSR”) royalty on any production that occurs on the properties or $50,000 per year beginning April 2003, subject to a maximum of $1.0 million. The first payment of $50,000 was made in April 2003.

Prior to the Company’s acquisition of its joint venture partner’s interest in MSX on February 12, 2003, the Company accounted for its investment in MSX using the proportionate consolidation method. Under this method, the Company’s 50% interest in MSX was combined with the financial results of the Company and its subsidiaries. The Company’s share of the assets and liabilities of MSX at December 31, 2002, and cash flows of MSX for the years ended December 31, 2002 and 2001, were as follows:

December 31, 2002
Current assets	$129,657
Current liabilities	131,566
Working capital deficit	(1,909)
Fixed assets, net	75,299
Mineral properties	3,609,686
Deferred exploration expenditures	7,374,956

Net assets	$11,058,032

	Year Ended December 31,
	2002	2001
Cash inflow (outflow) from:
Operating activities	$131,546	$(34,402)
Investing activities	(382,896)	(681,243)
Financing activities	11,968	902,738

Increase (decrease) in cash	$(239,382)	$187,093

b)	Chile – El Morro Project

The Company’s activities in Chile are concentrated on gold and copper exploration targets. The El Morro copper and gold project consists of the La Fortuna and El Morro areas. In September 1999, the Company entered into an option agreement to acquire a 100% interest in the La Fortuna mining concessions owned by BHP Minerals (“BHP”). The option agreement provides for payments to BHP totaling $1.7 million, with the final payment being made by Noranda Inc. (“Noranda”) in July 2003 pursuant to the exploration agreement discussed below. The option agreement also provides for BHP to retain a 2% NSR royalty on any production from the mining concessions sold to the Company.

The Company also entered into an option agreement to acquire a 100% interest in the other La Fortuna mining concessions owned by S.L.M. Cantarito and S.L.M. Tronquito (collectively “Martin”) by making aggregate payments to Martin of $1.5 million. The option was completed in December 2001. Martin retained a 2% NSR royalty on the concessions, half of which can be repurchased by the Company for $500,000 at any time up to five years following completion of the Martin option purchase.

In 2000 and 2001, Noranda entered into an option agreement to acquire a 100% interest in the La Fortuna mining concessions (“Santa Julia”) owned by the Cayo family pursuant to the exploration agreement discussed below. The option was exercised in 2002 upon making aggregate payments to the Cayo family totaling $85,000. The Company is required to make additional payments totaling $400,000 within two years of commencement of mining on the Santa Julia concessions.

The Company’s 100% interest in the El Morro area, which is adjacent to the La Fortuna area, was acquired by staking in 1998. As of December 31, 2003, the Company had incurred mineral property costs and deferred expenditures totaling $1,039,589 on the El Morro project.

The Company entered into an exploration agreement with Noranda to conduct an exploration program on the El Morro project in September 1999. In February 2000, the agreement was amended and provides for Noranda to earn up to a 70% interest in the project by making aggregate exploration and property acquisition expenditures of $10.0 million, including the BHP, Martin and Cayo family option payments, over a five-year period beginning September 1999, and a payment to the Company by September 14, 2005 of $10.0 million. The agreement also provides for Noranda to subscribe for a private placement in the Company for $1.0 million, which was completed in October 2001 by paying the Company $1.0 million in exchange for 918,563 Metallica common shares (Note 7). Noranda has advised the Company that as of December 31, 2003, it had incurred approximately $11 million of exploration and property acquisition expenditures on the El Morro project. Noranda is required to continue to fund all exploration activities at the El Morro project until it either makes the $10.0 million payment to the Company that is due on or before September 14, 2005, or forfeits its interest in the project.

c)	Chile – MIMK and Other Projects

The MIMK project was established in 2000 to identify copper-gold projects in close proximity and similar to the El Morro project. For the years ended December 31, 2003 and 2002, various MIMK properties, with carrying values totaling $703,536 and $21,000, respectively, were abandoned and written off. As of December 31, 2003, the MIMK project consists of five properties with deferred exploration expenditures and property acquisition costs totaling $32,831.

The other project, also in Chile, is a gold exploration project and has deferred exploration expenditures and property acquisition costs totaling $33,450 as of December 31, 2003.

d)	Brazil – Mara Rosa Project

At December 31, 2001, the Company elected not to proceed with further exploration on the Mara Rosa gold project and wrote off

Metallica Resources Inc.
(A Development Stage Company)

Notes to consolidated financial statements

its $2,892,086 investment in the project. At December 31, 2003 and 2002, the Company had accrued estimated reclamation and property closure costs relating to the Mara Rosa project of $29,796 and $150,000, respectively.

In November 2003, the Company entered into an option agreement to sell its 100% interest in the Mara Rosa project for $450,000. The Company has received $150,000 of non-refundable option payments pursuant to the agreement as of December 31, 2003. These amounts have been recognized as income from option payments for the year ended December 31, 2003. The agreement also provides for the Company to receive three payments of $100,000 each, due no later than January 31, 2004, April 20, 2004 and July 20, 2004, respectively. The Company has the option to receive shares of the purchaser at a 25% discount to the closing market price, as defined, in lieu of the $100,000 cash payment that is due on April 20, 2004. If the Company does not elect to receive shares of the purchaser in lieu of the $100,000 cash payment due on April 20, 2004, and if the purchaser closes a $1 million equity financing on or before October 20, 2004, then the Company is required to participate in the initial equity financing of the purchaser for an aggregate subscription price of $100,000, provided that the purchaser has satisfied the other terms of the option agreement.

4.	Fixed Assets

Fixed assets consist of the following at December 31, 2003 and 2002:

	2003
		Accumulated
		Depreciation
		and	Net Book
	Cost	Amortization	Value
Equipment	$161,395	$82,175	$79,220
Vehicles	107,377	67,814	39,563
Building and leasehold improvements	123,067	19,991	103,076
Furniture	36,755	23,751	13,004

Total	$428,594	$193,731	$234,863

	2002
		Accumulated
		Depreciation
		and	Net Book
	Cost	Amortization	Value
Equipment	$100,183	$64,409	$35,774
Vehicles	60,517	58,205	2,312
Building and leasehold improvements	66,546	13,105	53,441
Furniture	23,220	22,464	756

Total	$250,466	$158,183	$92,283

5.	Other Current Assets

Included in other current assets at December 31, 2002 is a $100,000 interest free loan that was granted to a director and officer in June 2000. The loan was repaid in June 2003.

6.	Note Payable

The note payable at December 31, 2003 and 2002 is collateralized by mineral properties held by MSX (Note 3(a)) and consists of the following:

	2003	2002
MSX debt, interest at 1% per month effective March 1, 2002, payable monthly	$200,100	$100,050
Less current portion	200,100	100,050

Long-term debt	$—	$—

The current portion of the note payable was paid in January 2004.

Metallica Resources Inc.
(A Development Stage Company)

Notes to consolidated financial statements

7.	Share Capital

a)	Authorized

Unlimited number of common and preferred shares without par value.

b)	Common Shares Issued and Outstanding

	Year Ended December 31,
	2003		2002		2001
	Shares	Amount	Shares	Amount	Shares	Amount
Outstanding, beginning of year	32,449,167	$43,068,285	28,472,978	$38,964,222	27,077,735	$37,744,962
Shares issued in public offering (Note 7(d))	38,700,000	55,416,199	—	—	—	—
Shares issued in private placements (Notes 3(b) and 7(d))	10,100,000	7,847,925	3,900,000	4,054,994	918,563	998,313
Exercise of compensation warrants (Note 7(d))	151,500	168,454	—	—	267,858	123,088
Fair value of compensation warrants exercised (Note 7(d))	—	40,905	—	—	—	—
Exercise of stock options (Note 7 (c))	344,333	222,546	50,000	26,799	154,000	82,227
Shares issued for retirement plan (Note 9)	18,885	21,735	26,189	22,270	55,551	15,632
Transfer agent share consolidation	—	—	—	—	(729)	—

Outstanding, end of year	81,763,885	$106,786,049	32,449,167	$43,068,285	28,472,978	$38,964,222

On March 19, 1999, the Company adopted a Shareholder Rights Plan whereby each shareholder of record was effectively issued one right for each common share held. In the event that a bidder acquires 20% or more of the outstanding voting shares of the Company, other than by a permitted bid or with the approval of the Board of Directors of the Company, the rights would become exercisable to purchase common shares of the Company at a 50% discount to the then current market price. In June 2002, the shareholders ratified the continued existence of the Shareholder Rights Plan to March 19, 2005.

c)	Options

The Company’s stock-based compensation plan provides that the exercise price per share is equal to the closing market price the day prior to granting as quoted on the Toronto Stock Exchange. Each option allows for the purchase of one share and expires not later than ten years from the date it was granted. Options vest over a period of up to three years depending on the date of grant. The stock option plan was amended to provide for a maximum of 5.0 million common shares that may be issued after April 29, 2003. As of December 31, 2003, 344,333 common shares had been issued subsequent to April 29, 2003.

The fair value of vested share options granted to consultants totaling $6,675 for the year ended December 31, 2003 is included in exploration expense.

If the Company had followed the fair value method of accounting for share options granted to employees and directors, the Company would have recorded additional compensation expense totaling $339,367 and $61,248 for the years ended December 31, 2003 and 2002, respectively. The pro forma effect on loss for the year, and basic and diluted loss per share, for the years ended December 31, 2003 and 2002, had the Company followed the fair value method of accounting for stock-based compensation for options granted from January 1, 2002, is as follows:

	Year Ended December 31,
	2003	2002
Loss for the year	$1,715,547	$1,320,321
Compensation expense	339,367	61,248

Pro forma loss for the year	$2,054,914	$1,381,569

Basic and diluted loss per share:
As reported	$(0.04)	$(0.04)

Pro forma	$(0.05)	$(0.04)

Metallica Resources Inc.
(A Development Stage Company)

Notes to consolidated financial statements

The fair value of share options used to calculate compensation expense has been estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	2003	2002
Risk free interest rate (Canada)	3.6% to 4.4%	4.5%
Expected dividend yield	0.0%	0.0%
Expected price volatility of the Company’s common shares	75% to 87%	110%
Expected life of option	5 years	5 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility of the Company’s common shares. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s share options. The following is a summary of options granted under the Company’s stock-based compensation plan:

				Weighted Average Exercise Price
				(Canadian Dollars)
	Year Ended December 31,			Year Ended December 31,
	2003	2002	2001	2003	2002	2001
Outstanding, beginning of year	2,107,083	2,244,583	2,655,500	$0.99	$1.10	$1.74
Granted	1,112,500	87,500	811,250	1.35	1.39	0.83
Exercised	(344,333)	(50,000)	(154,000)	0.88	0.85	0.84
Forfeited	—	—	(18,667)	—	—	1.04
Expired	(75,000)	(175,000)	(1,049,500)	2.24	2.55	2.55

Outstanding, end of year	2,800,250	2,107,083	2,244,583	$1.12	$0.99	$1.10

Exercisable, end of year	1,957,750	1,778,333	1,658,750	$1.02	$1.01	$1.20

The following table summarizes information about stock options outstanding at December 31, 2003:

Range of		Weighted Average	Weighted Average
Exercise Prices	Number	Remaining	Exercise Price
(Canadian Dollars)	Outstanding	Contractual Life	(Canadian Dollars)
$0.45 to $0.50	144,000	1.1 years	$0.46
$0.70 to $0.85	1,136,250	1.9 years	0.80
$1.11 to $1.39	1,390,000	3.5 years	1.30
$2.11	30,000	4.8 years	2.11
$2.87	100,000	1.7 years	2.87

$0.45 to $2.87	2,800,250	2.7 years	$1.12

d)	Warrants and Private Placements

The 267,858 common shares issued pursuant to a private placement in 2000 each had one common share purchase warrant attached. Each warrant entitled the holder to purchase one common share in the Company at a price of Cdn$0.70 per share. The warrants were exercised in June 2001.

On April 16, 2002, the Company sold 3.9 million units pursuant to a private placement at a price of Cdn$1.80 per share for gross proceeds of Cdn$7.0 million (US$4,054,994, net of share issuance costs). Each unit included one-half of one common share purchase warrant. Each whole common share purchase warrant was exercisable at a price of Cdn$2.00 per share for a period of one year. The warrants expired unexercised on April 16, 2003.

On March 11, 2003, the Company closed a private placement for 10.1 million units at a price of Cdn$1.50 per unit for gross proceeds of Cdn$15.2 million (US$9.5 million, net of issue costs). Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share

Metallica Resources Inc.
(A Development Stage Company)

Notes to consolidated financial statements

purchase warrant entitles the holder to purchase one common share at an exercise price of Cdn$2.00 for a period of two years to March 11, 2005. The Company also granted the underwriters 505,000 compensation warrants. Each compensation warrant is exercisable at a price of Cdn$1.50 per share for a period of one year to March 11, 2004. Compensation warrants totaling 151,500 were exercised in 2003, resulting in 353,500 compensation warrants outstanding as of December 31, 2003.

On December 11, 2003, the Company issued 38.7 million units in a public offering at a price of Cdn$2.20 per unit for gross proceeds of Cdn$85.1 million (US$61.3 million, net of issue costs). Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at an exercise price of Cdn$3.10 for a period of five years to December 11, 2008.

The fair value attributable to the warrants and compensation warrants that were issued in the March 2003 financing was $1,484,758 and $136,440, respectively. The fair value attributable to the warrants that were issued in the December 2003 financing was $5,889,285. The fair value attributable to the 151,500 compensation warrants that were exercised in 2003 was $40,905, resulting in a net fair value attributable to warrants and compensation warrants of $7,469,578 at December 31, 2003.

8.	Income Taxes

The difference between the amount of reported consolidated income tax provision and the amount computed by multiplying the loss before income taxes by the Company’s combined applicable Canadian federal and provincial tax rate of 36.62% (38.62% in 2002 and 42.12% in 2001) is reconciled as follows:

	Year Ended December 31,
	2003	2002	2001
Income tax (benefit) computed using the applicable tax rate	$(630,337)	$(489,912)	$(1,606,975)
Non-deductible write-down of mineral properties and deferred exploration expenditures	257,635	8,110	1,218,147
Net foreign losses subject to different tax rates	57,785	91,852	53,147
Interest expense not deductible	162,202	—	—
Earnings taxed at more (less) than applicable rate	425	(5,262)	(7,766)
Unrealized foreign exchange gain	(223,130)	—	—
Benefit of current tax loss not recognized	369,675	389,989	354,242

Income tax (benefit) provision	$(5,745)	$(5,223)	$10,795

Metallica Resources Inc.
(A Development Stage Company)

Notes to consolidated financial statements

The tax effects of temporary differences that give rise to significant portions of the future income tax assets and liabilities at December 31, 2003 and 2002 are as follows:

	2003	2002
Future income tax assets:
Canada:
Net operating loss carryforwards	$3,177,000	$2,326,000
Deferred financing costs	1,704,000	125,000
Mexico:
Net operating loss carryforwards	9,909,000	3,517,000
Other countries:
Net operating loss carryforwards	389,000	232,000
Other	30,000	37,000

Total future income tax assets	15,209,000	6,237,000
Less valuation allowance	(9,321,000)	(3,782,000)

Future income tax assets, net of valuation allowance	5,888,000	2,455,000
Future income tax liabilities:
Mexico:
Mineral properties and deferred exploration expenditures	5,847,000	2,455,000
Other	41,000	—

Total future income tax liabilities	5,888,000	2,455,000

Net future income tax assets	$—	$—

At December 31, 2003, the Company and its subsidiaries have available Canadian tax loss carryforwards of approximately $8.7 million that expire between the years 2004 and 2010; Mexican tax loss carryforwards of approximately $31.0 million that expire between the years 2005 and 2013; Chilean tax loss carryforwards of approximately $1.8 million that can be carried forward indefinitely; Barbados tax loss carryforwards of approximately $2.2 million that expire between the years 2006 and 2012; and United States tax loss carryforwards of approximately $0.1 million that expire in 2018.

9.	Pension Plan

The Company has a qualified defined contribution savings plan that covers all U.S. salaried and hourly employees. When an employee meets certain eligibility requirements, the Company matches 50% of employee contributions up to 10% of base salary. Employees vest 100% in the employer matching contribution after three years of service. The Company’s matching contributions were $26,773, $18,038 and $15,572 for the years ended December 31, 2003, 2002 and 2001, respectively.

10.	Contingencies and Commitments

a)	The Company’s activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and are generally becoming more restrictive. The Company believes its operations comply in all material respects with all applicable laws and regulations.

b)	MSX entered into a lease agreement with a group of individuals representing Ejido Cerro San Pedro for a 15-year period beginning February 1997. The lease provides for annual lease payments of $15,128 and grants MSX surface rights to Ejido Cerro San Pedro’s communal farm land at the proposed mine site. Another group of individuals has filed a lawsuit requesting nullification of the existing lease agreement with MSX alleging that they are the lawful representatives of Ejido Cerro San Pedro. In December 2002, a judgement was rendered in favor of the group of individuals who signed the lease agreement with MSX, which allows them to prove that they are the lawful representatives of Ejido Cerro San Pedro. In the event that the lawsuit is settled in favor of the individuals requesting nullification of the existing lease agreement, MSX will be required to negotiate a new lease agreement with the new Ejido Cerro San Pedro representatives.

Metallica Resources Inc.
(A Development Stage Company)

Notes to consolidated financial statements

c)	The Company leases certain surface rights, facilities and equipment under long-term operating lease agreements. As of December 31, 2003, lease commitments for the next five years and thereafter are as follows:

2004	$53,107
2005	$50,482
2006	$27,753
2007	$23,582
2008	$23,582
Thereafter	$109,456

d)	In September 2003, MSX entered into an agreement with a Mexican governmental agency to provide a total of approximately $360,000 for reforestation of land in the area surrounding the proposed Cerro San Pedro mine that is not owned or leased by MSX. The $360,000 will be funded by MSX over a period of approximately twelve years.

e)	Other commitments are discussed in Note 3(a).

11.	Supplementary Cash Flow Information

Cash and cash equivalents included in the cash flow statement comprise the following balance sheet amounts at December 31, as follows:

	2003	2002	2001
Cash on hand and balances with bank	$642,637	$120,886	$459,288
Short-term investments	65,467,419	4,400,000	2,102,813

	$66,110,056	$4,520,886	$2,562,101

The Company paid interest and income taxes as follows for the three years ended December 31, as follows:

	2003	2002	2001
Income taxes	$—	$13,000	$—
Interest	$25,929	$10,005	$—

Other than the acquisition of 50% of MSX described in Note 3(a), the Company incurred non-cash operating and financing activities for the three years ended December 31, as follows:

	2003	2002	2001
Non-cash operating activities:
Settlement of retirement plan obligations with common shares	$(21,735)	$(22,270)	$(15,632)
Non-cash financing activities:
Common shares issued for retirement plan contributions	$21,735	$22,270	$15,632

Metallica Resources Inc.
(A Development Stage Company)

Notes to consolidated financial statements

12.	Segment Information

The Company’s operations are limited to a single industry segment being the exploration and development of mineral properties for economically recoverable reserves. Segment assets by geographic location are as follows:

	December 31, 2003
	Mexico	Chile	United States	Total
Mineral properties and deferred expenditures	$25,468,520	$1,105,870	$—	$26,574,390
Fixed assets, net	219,801	—	15,062	234,863

	$25,688,321	$1,105,870	$15,062	$26,809,253

	December 31, 2002
	Mexico	Chile	United States	Total
Mineral properties and deferred expenditures	$10,984,642	$1,602,551	$—	$12,587,193
Fixed assets, net	75,299	—	16,984	92,283

	$11,059,941	$1,602,551	$16,984	$12,679,476

13.	Reconciliation to United States GAAP

The consolidated financial statements have been prepared in accordance with Canadian GAAP which differ in certain respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with United States GAAP. Significant measurement differences that materially affect these consolidated financial statements are as follows:

•	As described in Note 2, Canadian GAAP allows for the deferral of exploration expenditures. Under United States GAAP, the Company expenses, as incurred, costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study has been prepared, then subsequent exploration and development costs of the property would be capitalized. The capitalized cost is then assessed periodically for recoverability of carrying values under Statement of Financial Accounting Standard (SFAS) 144.

•	Canadian GAAP provides for investments in jointly controlled entities to be accounted for using proportionate consolidation. Under United States GAAP, investments in incorporated joint ventures are to be accounted for using the equity method. Under an accommodation of the United States Securities and Exchange Commission, the accounting for joint ventures need not be reconciled from Canadian to United States GAAP. The different accounting treatment affects only the display and classification of financial statement items and not net income or shareholders’ equity. Details of the Company’s share of the assets, liabilities and cash flows of the MSX joint venture as at December 31, 2002 and for the years ended December 31, 2002 and 2001 are set out in Note 3(a). MSX became a wholly owned subsidiary of the Company on February 12, 2003.

Metallica Resources Inc.
(A Development Stage Company)

Notes to consolidated financial statements

Had the Company followed United States GAAP, certain items in the statements of operations and deficit and balance sheets would have been reported as follows:

Statements of Operations and Deficit

	Year Ended December 31,
	2003	2002	2001
Net loss under Canadian GAAP	$(1,715,547)	$(1,320,321)	$(3,826,026)
Exploration expenditures expensed	(206,855)	(600,831)	(313,594)
Net effect of write-down of mineral properties and deferred expenditures	703,536	13,300	1,964,940

Net loss under U.S. GAAP	$(1,218,866)	$(1,907,852)	$(2,174,680)

Net loss per share under U.S. GAAP	$(0.03)	$(0.06)	$(0.08)

Balance Sheets

	At December 31,
	2003		2002
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Mineral properties and deferred expenditures	$26,574,390	$18,173,219	$12,587,193	$3,689,341

Shareholders’ equity	$86,566,441	$78,165,270	$17,087,971	$8,190,119

Statements of Cash Flows

	Year Ended December 31,
	2003	2002	2001
Cash flows used in operating activities, Canadian GAAP	$(1,213,601)	$(1,229,857)	$(853,658)
Mineral properties and deferred expenditures	(206,855)	(499,153)	(313,594)

Cash flows used in operating activities, U.S. GAAP	$(1,420,456)	$(1,729,010)	$(1,167,252)

Cash flows used in investing activities, Canadian GAAP	$(4,072,383)	$(905,119)	$(1,055,365)
Mineral properties and deferred expenditures	206,855	499,153	313,594

Cash flows used in investing activities, U.S. GAAP	$(3,865,528)	$(405,966)	$(741,771)

Metallica Resources Inc.
(A Development Stage Company)

Notes to consolidated financial statements

Recent Accounting Pronouncements

In April 2003, the Financial Accounting Standards Board (FASB) issued Statement No. 149, Amendments of Statement No. 133 on Derivative Instruments and Hedging Activities (SFAS No. 149) which is primarily effective for contracts entered into or modified after June 30, 2003. Statement No. 149 amends Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133) for certain decisions made by the FASB as part of the Derivatives Implementation Group process and incorporates clarifications of the definition of a derivative. Adoption of SFAS No. 149 will not impact the Company’s financial position and results of operations.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS No. 150). This Statement establishes standards for how an issuer should classify and measure certain financial instruments having characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in certain cases). Prior to the issuance of SFAS No. 150, many issuers classified such instruments as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have any impact on the Company’s consolidated financial statements because the Company does not have any financial instruments with characteristics of both liabilities and equity.

The Canadian Institute of Chartered Accountants (CICA) has issued amendments to Section 3850, Stock-based Compensation and Other Stock-based Payments, which require an expense to be recognized in financial statements for all forms of employee stock-based compensation, including stock options. The Company will be required to adopt this Standard on January 1, 2004, which will result in compensation expense on stock options granted to directors and employees, previously only disclosed on a pro forma basis, to be charged to earnings.

The CICA has issued Accounting Guideline 13, Hedging Relationships, which establishes certain conditions regarding when hedge accounting may be applied, and is effective for the Company’s fiscal year beginning January 1, 2004. The Company does not expect the adoption of this Guideline to have a material impact on the Company’s financial position or results.

The CICA has issued Accounting Guideline 15, Consolidation of Variable Interest Entities, which will be effective for annual and interim periods beginning on or after January 1, 2004. This Guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. The Company does not expect the adoption of this Guideline to have a material impact on the Company’s financial position or results of operations.

14.	Subsequent Events

a)	On February 10, 2004, the Company made a $6.0 million acquisition debt payment to Glamis as part of its purchase of the Cerro San Pedro project.

b)	At December 31, 2003 and February 13, 2004, the Company held Canadian dollar denominated cash and cash equivalents totaling approximately Cdn$81.0 million and Cdn$64.3 million, respectively. At December 31, 2003, the Cdn$/US$ exchange rate was 1.2946. At February 13, 2004, the date of issuance of the audited financial statements, Cdn$/US$ exchange rate was 1.3194.

c)	On February 27, 2004, the Company announced that it had reached an agreement to acquire Glamis’ NSR royalty and to prepay the remaining $5.0 million of contingent consideration related to the Cerro San Pedro project for $7.25 million. Glamis had retained the royalty as part of the sale of its 50% interest in the Cerro San Pedro project to the Company in February 2003 (Note 3(a)). The transaction closed on March 24, 2004.

Officers

Richard J. Hall
President & Chief Executive Officer

Fred H. Lightner
Senior Vice President &
Chief Operating Officer

Bradley J. Blacketor
Vice President,
Chief Financial Officer & Secretary

Directors

Craig J. Nelsen
Chairman, Metallica Resources Inc.
Executive Vice President — Exploration
Gold Fields Ltd.

Richard J. Hall
President & Chief Executive Officer
Metallica Resources Inc.

Fred H. Lightner
Senior Vice President &
Chief Operating Officer
Metallica Resources Inc.

Oliver Lennox-King
Chairman
Southern Cross Resources

Denis M. Marsh
Senior Vice President & Partner
Beutel, Goodman & Company Ltd.

J. Alan Spence
President
Spence Resource Management Inc.

Ian A. Shaw
Managing Director
Shaw & Associates

United States Office

Metallica Management Inc.
12200 East Briarwood Avenue
Suite 165
Centennial, Colorado 80112
USA
Telephone: (303) 796-0229
Toll Free: 1-888-933-0313
(Canada & USA)
Facsimile: (303) 796-0265

Canadian Office

Metallica Resources Inc.
36 Toronto Street, Suite 1000
Toronto, Ontario M5C 2C5
Canada
Toll Free: 1-888-933-0313
(Canada & USA)
Email: metallica@metal-res.com
Website: www.metal-res.com

Mexico Office

Minera San Xavier, S.A. de C.V.

Camino Cerro de San Pedro a San
Luis Potosí
KM 3+870 No. 200 CP 78440

Cerro de San Pedro, San Luis Potosí
Mexico
Telephone: (444) 814-6151
Facsimile: (444) 814-6152

Chile Office

Minera Metallica Ltda. c/o Lithotech
Ramon Angel Jara 725
La Serena
Chile
Telephone: (56-51) 229-606
Facsimile: (56-51) 229-606

Auditors

PricewaterhouseCoopers LLP, Vancouver

Legal Counsel

Canada	-	Beach, Hepburn LLP
Mexico	-	Barrera, Siqueiros y
Torres Landa, S.C.
	-	DCTA Abogados
Chile	-	Cariola Diez
Perez - Cotapos

Share Listings

The Toronto Stock Exchange
TSX Symbol: MR
The American Stock Exchange
AMEX Symbol: MRB

Shareholder Records

Shareholders may obtain information about their shares, lost certificates, and other matters from the Company’s transfer agent:

Equity Transfer Services Inc.
Shareholder Services
120 Adelaide St. West, Suite 420
Toronto, Ontario M5H 4C3
Canada
Telephone: (416) 361-0152
Facsimile: (416) 361-0470

Annual Reports

Shareholders may obtain, without charge, a copy of Metallica Resources’ annual report or a copy of Form 20-F, as filed with the Ontario Securities Commission and the United States Securities and Exchange Commission, by contacting the Company.

This annual report contains statements, which, to the extent that they are not recitations of historical fact, constitute “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934 and are intended to be subject to the safe harbor protection of those provisions. Such statements include, but are not limited to, projections of production, cash costs, start-up of any new project, results of exploration efforts and any other information about the future business and prospects of the Company. In certain cases, forward-looking statements can be identified by the use of words such as “could”, “expect”, “believe”, “will”, “estimate”, “anticipate”, “project” and similar expressions and statements relating to matters that are not historical facts. All forward-looking statements in this document involve risks and uncertainties and other factors, including those described under the heading “Risk Factors” in the Company’s latest Annual Report on Form 20-F, which may cause the actual results or performance of the Company to be materially different from any future results or performance expressed or implied by such forward-looking statements. These factors include, among others, risks related to the Company’s properties being at the exploration or development stage; uncertainty of obtaining additional funding; effects on the Company’s operations of current and prospective regulations governing, among others, prospecting, development, environmental protection and labor matters; risks of liability for environmental damage; and risks associated with international business operations. The Company is directly and indirectly involved in various lawsuits that relate to its Cerro San Pedro project in Mexico. This includes, but is not limited to, a lawsuit relating to the validity of its lease agreement for access to surface rights at the proposed mine site. In the event of an adverse outcome from certain of these lawsuits, the Company’s ability to operate this mine could be impaired. The Company also has certain operating and other permits at its Cerro San Pedro project that require periodic renewal with governmental and regulatory authorities. In addition, the Company is required to comply with existing permit conditions and to obtain additional permits prior to commencing mine operations at Cerro San Pedro. Although the Company is currently in full compliance with these permits, and although these permits have been renewed by governmental and regulatory authorities in the past, there are no assurances that the applicable governmental and regulatory authorities will renew the permits as they expire, or that pending or future permit applications will be granted. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, results or events not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Metallica Resources Inc

c/o Metallica Management Inc.
12200 East Briarwood Avenue, Suite 165
Centennial, Colorado 80112 USA

Telephone: (303) 796-0229
Toll Free: 1-888-933-0313 (Canada & USA)
Facsimile: (303) 796-0265
Email: metallica@metal-res.com
Website: www.metal-res.com

Metallica Resources Inc
2003 Annual Report